SEC FILE NUMBER 001-32375

CUSIP NUMBER 205684202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Comstock Holding Companies, Inc.

Full Name of Registrant

Former Name if Applicable

1886 Metro Center Drive, Fourth Floor

Address of Principal Executive Office (Street and Number)

Reston, VA 20190

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Comstock Holding Companies, Inc. (the “Company”) has been working diligently internally and with its independent accountants to complete all of the required information for its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), the Company is unable, without unreasonable effort or expense, to complete the financial statements and related disclosures to be included in the Form 10-K on or before March 30, 2016. The Company experienced unanticipated delays in the preparation of its year-end financial statements and disclosures primarily as a result of the accounting associated with the recent exchange of the note payable to Stonehenge Funding, LC for shares of preferred stock of the Company and the Comstock Growth Fund II unsecured revolving line of credit. The time, effort and staffing requirements necessary to complete the required calculations, accounting and reviews have been greater than expected thereby resulting in the delay in filing the Form 10-K.

The Company expects that it and its independent accountants will be able to complete the work described above in time for the Company to file its Form 10-K for the fiscal year ended December 31, 2015 within the fifteen-day extension provided by Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher Conover	703	230-1152
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues for the fourth quarter of 2015 were $26.2 million versus $9.8 million for the fourth quarter of 2014. Total revenues for the year ended December 31, 2015 were $61.4 million versus $48.0 million for the year ended December 31, 2014. The Company expects to report a net loss of $(4.6) million or $(1.43) per diluted share in 2015 compared to $(6.8) million or $(2.27) per diluted share in 2014. Included in the 2015 results is an impairment charge of $2.8 million or $(0.87) per diluted share related to feasibility, site securing, predevelopment and carry costs related to three communities in the Washington, D.C. metropolitan area. Included in the 2014 results is an impairment charge of $2.7 million or $(.13) per diluted share related to the Company’s revised use strategy for one community in the Washington, D.C. metropolitan area.

The Company intends to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 on or before the fifteenth calendar day following the prescribed due date.

The foregoing statement about the anticipated timing of the filing of the Form 10-K is a forward-looking statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned not to place undue reliance upon forward looking statements in this notification of late filing. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

Comstock Holding Companies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2016	By:	/s/ Christopher Conover
		Name:	Christopher Conover
		Title:	Interim Chief Financial Officer